

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 2, 2008

Mr. Peter Voser
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 1-32575**

Dear Mr. Voser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Risk Factors, page 13

1. Please revise each risk factor to provide concise but sufficient information to place the risk in context and to facilitate an understanding of the impact and magnitude of the risk being discussed. Discuss the specific risk presented to your business or results of operations rather than a general statement regarding the effect on your "operational performance and financial condition." For example, rather than state that changes in currency values and exchange controls could affect your operational performance and financial position, specify what the

impact is or could be. As another example, in the risk factors relating to security and politically sensitive or unstable countries, disclose the specific jurisdictions to which you are referring and the specific material risk to you as a result of your operations in those jurisdictions.

2.   Eliminate from the Risk Factors section any text which mitigates the risk you present, such as the discussion of your comprehensive insurance arrangements and limited resultant exposure that appears under the caption "Property and Liability."

3.   Please expand each subheading to describe in greater detail the risk you are presenting. For example, rather than "Currency Fluctuations and Exchange Controls," identify in the subheading the specific risk that currency fluctuations and exchange controls pose to your operational performance and financial position.

U.S. Government Sanctions, page 14

4.   We note your disclosure that Shell has made investments in excess of $20 million in a 12 month period in Iran, and that you expect to also do that in the future. Please advise us of the dollar amount of investments made in Iran in the prior period and your estimated or budgeted amounts for future Iranian investments. Include the dollar amounts of investments that are made directly by the company and through subsidiaries, joint ventures and other indirect arrangements. Also advise us of the dollar amount of revenues generated from Iran for the most recent period. Please provide similar information for Syria and Sudan. Please also describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each of the three countries since December 31, 2006, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

Engineering Comments

Risk Factors, page 13

Project Delivery and the Ability to Replace Oil and Gas and Oil Sands Reserves, page 13

5.   Risk factors should be as specific to you as possible. We note that over the last three years you have replaced approximately 71% of your combined subsidiary and equity oil and gas production. It is even lower when only the subsidiary oil and gas reserves are considered. We believe this information should be included

in this risk factor as meaningful information for investors. Please expand your disclosure to include this information.

Reserves, page 18

6.   The table of combined reserve quantities you have presented appears to be inconsistent with our reserve definitions and may be confusing since it combines oil and gas reserves with mining reserves. In this regard, we note that your oil and gas reserves in 2007 actually declined by 981 million barrels equivalent, or 8.3%, from 2006 after production. By combining oil and gas reserves with mining reserves, it appears that you have mitigated this decrease in your oil and gas reserves. Please amend your document to clarify your change in oil and gas reserves from 2006 to 2007 without including mining reserves from oil sands activities.

7.   We note that your presentation here also combines reserves held by your subsidiary companies with those held by your equity-accounted investments. Given the differences in control you exercise over your subsidiary companies, as compared to your equity-accounted investments, we do not believe such a presentation is appropriate. Revise your presentation to separately report reserves held by your subsidiary companies and those held by your equity-accounted investments.

Proved Reserves, page 23

8.   This discussion concerning your change in reserves is confusing because you have not included the amount of production in your calculated change of reserves from 2006 to 2007. Obviously, any amount produced in 2007 can no longer be called reserves at year-end 2007. For example, as your subsidiaries produced 886 million barrels equivalent in 2007, it appears your subsidiary reserves were actually reduced by 1,766 million barrels equivalent in 2007, and not the 880 million barrels equivalent you report. Please amend your document to account for all reserve changes including those produced during the year.

9.   Supplementally, please further clarify for us that during 2007 for your subsidiary reserves "there was a net addition of 624 million boe to proved developed reserves and a net reduction of 1,504 boe to proved undeveloped reserves (before taking account of production)" of Shell subsidiaries. Please tell us the volume of proved undeveloped reserves that were reduced, for what reasons, where they were located, and how many, if any, were converted to proved developed. Please also provide the same information for the equity reserves.

Oil and Gas Interests, page 24

Asia Pacific – Australia, page 25

10.   You state that you have a non-operated 25% interest in the Gorgon joint venture
        covering a number of gas fields in the Greater Gorgon area. Please tell us if you
        have attributed any proved reserves to this area.   If so, tell us the related
        quantities and how much you produced in 2007. Identify the markets into which
        you sold this production.

Notes to the Consolidated Financial Statements

Related Parties: Associated Companies and Joint Ventures, page 134

11.   You indicate that you have a 52% interest in Aera. Please tell us the amount of
        proved developed and undeveloped oil and gas reserves they had at year-end 2007
        and their Standardized Measure value.

Oil and Gas – Reserves, page 163

Natural Gas, page 166

12.   You state that the volumes reported are treated as equivalent without regard to the
        quality of the gas. Please tell us if any portion of your gas reserves have a high
        percentage of inert gases or impurities such as hydrogen sulfide, carbon dioxide
        or other impurities that must be removed before sales or which reduces the price
        significantly if the gas is sold untreated. Please tell us the percentage of such
        impurities in the gas stream.

13.   We note that your reserve life of your natural gas reserves in the Middle East
        Russia, CIS region is over 149 years and your production has decreased
        significantly since 2004. Please explain to us the basis for these reserves being
        classified as proved and tell us your future plans for recovering these reserves in a
        more reasonable time frame including when you expect production to increase
        significantly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director